EXHIBIT 3.1

AMENDMENT TO THE CERTIFICATE OF INCORPORATION
OF
iVoice Technology, Inc.

iVoice Technology, Inc., a corporation organized and existing under the laws of the State of New Jersey (the “Corporation”), hereby certifies as follows:

1.  The name of the corporation is iVoice Technology, Inc.  The Certificate of Incorporation of the Corporation was filed by the New Jersey Treasurer on November 10, 2004.

2.  An Amended and Restated Certificate of Incorporation was filed by the New Jersey Treasurer on January 11, 2005.

3.     This Amendment to the Certificate of Incorporation herein certified was authorized by the unanimous written consent of the Board of Directors on August 8, 2008 and pursuant to the New Jersey Business Corporation Act of the State of New Jersey (the “Corporation Law”).

3.     The Amendment to the Certificate of Incorporation herein certified effects the following changes: Article III, Preferred Stock, Section C, Paragraph (1) entitled “Designation and Amount” shall be amended to increase the number of authorized Series A 10% Secured Convertible Preferred Stock shares from 1,000 shares to 10,000 shares.  To accomplish the foregoing amendment, Article III, Preferred Stock, Section C, Paragraph (1) of the Certificate of Incorporation is hereby revised to read as follows:

1.  Designation and Amount.  Of the 1,000,000 authorized shares of Preferred Stock of iVoice Technology, Inc. (the “Corporation”), 10,000 shares are hereby designated “Series A 10% Secured Convertible Preferred Stock, $1.00 par value per share” (the “Series A Preferred Stock”) and possess the rights and preferences set forth in this Section C:

I, the undersigned officer of iVoice Technology, Inc., certify that the foregoing Amendment to the Certificate of Incorporation of iVoice Technology, Inc. sets forth the Amendment to the Certificate of Incorporation of the said Corporation as of the 8th day of August 2008.

By:       /s/Jerome Mahoney
Jerome Mahoney
President